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Division of Corporation Finance
100 F Street, NE	File No. 042942-0018

Washington, D.C. 20549

Attention:                                         Russell Mancuso, Branch Chief

Tom Jones, Staff Attorney

Kevin Vaughn, Accounting Branch Chief

Eric Atallah, Staff Accountant

Re:                             Nevro Corp.
Draft Registration Statement on Form S-1
Confidentially submitted on August 8, 2014
CIK No. 0001444380

Ladies and Gentleman:

On behalf of our client, Nevro Corp. (the “Company” or “Nevro”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on August 8, 2014 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on September 4, 2014 from the staff of the Commission (the “Staff”).  For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

September 16, 2014

Prospectus

1.                                      Please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry.  For example, your disclosure on page 1 about a non- inferiority study, primary and secondary endpoints, and low frequency stimulation typically between 40Hz and 60Hz, and your disclosure on page 2 about a Visual Analog Scale appears to assume that readers already know the meanings of the disclosed terms and their significance.

Response:                                         The Company respectfully submits that the technical terms used in Submission No. 2 have specific meanings in the medical and clinical contexts and are not readily susceptible to simplification in the text of the Prospectus.  However, in order to make the information more accessible to prospective investors who may not be as familiar with the industry, the Company has provided a Glossary of technical terms beginning on page 11 of Submission No. 2.  In addition, the Company has also provided a prominent cross-reference to the Glossary in the lead-in to the prospectus summary.

Prospectus Summary, page 1

2.                                      Please revise your prospectus summary substantially to (1) avoid repetition of lengthy disclosure that appears in subsequent sections of your document, such as on pages 77-83, and (2) relocate unnecessary detail that overwhelms the most important aspects of the offering and is more appropriate for a subsequent section of your document. For guidance, please see sample comments 28 and 29 at the end of Updated Staff Legal Bulletin No. 7 (June 7, 1999).  Please also avoid unnecessary repetition within your summary.  For example, we note multiple references within your summary to a $1.5 billion market.

Response:                                         In response to this comment, the Company has revised pages 1 through 5 of Submission No. 2.

3.                                      Please revise the disclosure on page 1 to highlight your statement on page 11 that you expect to incur losses for the foreseeable future.

Response:                                         In response to this comment, the Company has revised pages 1 and 79 of Submission No. 2.

4.                                      If you elect to highlight in your prospectus summary your revenue growth, please balance the statements with equally prominent disclosure of your statement currently on page 18 regarding not expecting to continue this rate of revenue growth.

Response:                                         In response to this comment, the Company has revised the prospectus summary to indicate that future revenue growth, if any, will be largely from sales in the United States, if U.S. Food and Drug Administration (“FDA”) approval is received.

September 16, 2014

5.                                      With a view toward balanced disclosure of the key highlights mentioned on pages 1-2 and pages 77-78, please tell us whether your studies have revealed any material disadvantages.  Also, if your studies have not yet generated statistically significant long-term results, please balance your summary to make the clear the significance of the absence of such results.

Response:                                         The Company respectfully advises the Staff that the Company’s studies were designed to permit conclusions to be reached as to the non-inferiority of safety and effectiveness of the Company’s therapy relative to the control therapy, with additional post-hoc superiority analyses.  All primary and secondary study results met non-inferiority objectives, with post-hoc superiority analyses supporting superiority of the Company’s therapy compared to the control therapy.  Based on the Company’s analysis, these primary and secondary analyses did not reveal any material disadvantages of the Company’s therapy.  The disclosure referenced by the Staff in this comment was drafted based on the conclusions that could appropriately be reached based on the studies conducted, particularly in light of regulatory schemes applicable to representations regarding medical devices applicable in the United States and elsewhere.

The Company further advises the Staff that the primary safety and effectiveness measure for the Company’s U.S. pivotal study, SENZA-RCT, which was determined in consultation with the FDA, was based on patient response at three months.  In addition, the Company further respectfully submits that it believes that physicians treating patients with chronic pain with spinal cord stimulation therapies generally consider duration of response for 12 months to be a long-term, or a durable, response, and the Company’s SENZA-RCT study includes 12-month safety and effectiveness results as secondary endpoints.

6.                                      Given your disclosure on page 26 that the industry and market data is so uncertain as to require a risk factor, please tell us why you believe it is appropriate to highlight the data in your prospectus summary.

Response:                                         In response to this comment, the Company has revised Submission No. 2 to remove the referenced risk factor.

7.                                      Please tell us whether any competitive products provide pain relief without paresthesia.

Response:                                         The Company advises the Staff that the Company is not aware of any approved or currently marketed neuromodulation systems that are designed to provide pain relief without paresthesia other than a burst stimulation product from St. Jude Medical that has been CE Marked in Europe.  The Company notes that pages 17 and 102 of Submission No. 2 reference this burst stimulation product as well as a clinical trial for a high-frequency SCS therapy that the Company understands is being conducted by Boston Scientific, although the Company does not believe that product is commercially available in any market.

Overview, page 1

8.                                      Please revise the first sentence to state in concrete, everyday words what your “evidence-based neuromodulation platform” is.

Response:                                         In response to this comment, the Company has revised pages 1 and 79 of Submission No. 2 to remove the reference to “evidence-based” and has added the terms “neuromodulation” and “platform” to the Glossary contained in Submission No. 2.

September 16, 2014

9.                                      Please revise your reference to FDA acceptance of the premarket approval application to remove any implication that your product has been approved for sale in the United States, if the product has not been so approved.  Please also balance your disclosure in the first paragraph regarding your preparations to launch in 2016 with equally prominent disclosure of your statement on page 105 regarding the potential that the FDA process could take several years.

Response:                                         In response to this comment, the Company has revised pages 1, 62, 79 and 108 of Submission No. 2.

Corporate Information, page 6

10.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:                                         The Company undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.  The Company further undertakes to provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Company’s offering.

The Offering, page 7

11.                               Please tell us why this section does not reflect the warrants disclosed on page 144.

Response:                                         In response to this comment, the Company has revised page 149 of Submission No. 2 to clarify that no warrants were outstanding as of such date.

Risk Factors, page 11

12.                               Please provide an analysis as to whether the registrant meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 and, if so, whether the registrant is excepted from this definition or is otherwise exempt from registering with the Commission as an investment company.  In your response, please provide us with sufficient detail to assess your analysis.

Response:                                         Prior to the completion of the offering contemplated by Submission No. 2, the Company is exempt from registration with the Commission under the Investment Company Act

September 16, 2014

of 1940, as amended (the “40 Act”) by virtue of, among others, the exemption provided under Rule 3a-8 under the 40 Act for research and development companies.

After giving effect to the offering contemplated by Submission No. 2, the Company will continue to be eligible to rely on the exemption provided in Rule 3a-8.  The Company’s reliance on Rule 3a-8 is based on the Company’s satisfaction of the seven requirements of the Rule, as set forth below.

(1)  Substantial Research and Development Expenses.  A company’s research and development expenses for the last four fiscal quarters combined must be a substantial percentage of its total expenses for such period.  The Company has had substantial research and development expenses during the last four fiscal quarters and such expenses represented 45% of its total expenses during that period.  The Company respectfully notes that the staff of the Division of Investment Management of the Commission has previously provided guidance that research and development expenses would be considered substantial if they exceeded 20% of a company’s total assets.(1)

(2)  Net Income Derived From Investment Securities.  A company’s net income derived from investment securities for the last four fiscal quarters combined must not exceed twice the amount of its research and development expenses for such period.  The Company’s net income from investment securities is low given the capital preservation nature of its investments.  For the last four fiscal quarters combined the total income derived from investments was approximately $121,000 and the company’s total research and development expenses for the same period were in excess of $19.1 million.

(3) Low Investment-Related Expenses.  A company’s expenses for investment advisory and management activities (including investment research and custody) for the last four fiscal quarters combined does not exceed 5% of its total expenses for such period.  The Company’s expenses relating to investment advisory service were negligible and well below 5% of the Company’s total expenses.  The amount of investment management and advisory expenses of the Company over the last four quarters combined was approximately $70,000 as compared to total expenses of approximately $42.6 million.

(4)  Capital Preservation Investments.  A company’s investments in securities are capital preservation investments, except that either (i) no more than 10% of the company’s total assets may consist of other investments or (ii) no more 25% of the company’s assets may consist of other investments, provided at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement.  The Company meets the first prong of this requirement, such that less than 10% of the Company’s total assets were in investments other than capital preservation investments.  All such investments are highly liquid and highly rated in accordance with the requirements of Rule 3a-8.

(1) Please see Cooley Godward Kronish, SEC No-Action Letter (July 12, 2007).

September 16, 2014

(5)  Not Holding Itself Out As An Investment Company.  A company may not hold itself out as being engaged in the business of making investments and may not be a special situation investment company.  The Company is a medical device company and holds itself out as such.  As noted in Submission No. 2, the Company has developed and commercialized a medical device for the treatment of chronic pain.  The Company has substantial investments in capital preservation assets to fund its research and development and commercialization capabilities.  The Company submits that it is not a special situation investment company because it is not in the business of buying and selling companies and does not hold itself out as such.

(6)  Primarily Engaged In a Business Other Than That of Investing and Reinvesting in Securities.  A company must be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities as evidenced by various factors including the activities of its board, its officers and employees as well as its public statements and historical development.  As noted above, the Company is a medical device company.  Its historical development, public statements and the actions of its officers, directors (including through appropriate board resolutions) and employees all reflect and support that fact.

(7)  Board Adopts a Written Capital Preservation Investment Policy.  Finally, a company’s board of directors must have adopted a written investment policy with respect to the company’s capital preservation investments.  The Company has a written capital preservation policy that was adopted by the Board of Directors of the Company on December 2, 2010.

If third-party payors do not provide adequate coverage, page 22

13.                               With a view toward clarifying the third paragraph of this risk factor, please tell us the cost of your product versus “more established” alternatives and “traditional SCS therapies.”

Response:                                         The Company advises the Staff that in the international markets in which the Company has commercialized its product, the Company’s pricing is competitive with market pricing for more established alternatives and traditional SCS therapies.  The Company further advises that it has not finalized pricing in the U.S. market as of the date of this letter.

If we fail to receive access to hospital facilities, page 23

14.                               From your disclosure on page 1, it appears that you are currently selling your product in the European Union.  Therefore, it is unclear why you express uncertainty about whether you are required to engage in bidding to sell your product in the European Union.  Please revise.

Response:                                         In response to this comment, the Company has revised page 25 of Submission No. 2.

September 16, 2014

If we fail to comply with our obligations, page 30

15.                               Please tell us which exhibits to this registration statement represent the two licenses mentioned in the first sentence of this risk factor

Response:                                         The Company advises the Staff that the second license referenced in the above-referenced disclosure was previously terminated and no technology was licensed thereunder.  In response to this comment, the Company has revised page 32 of Submission No. 2 to remove inadvertent references to the second license.

We may be subject to damages, page 30

16.                               Please highlight in this risk factor the extent to which your management and key employees have worked for competitors.  Also, please ensure that your disclosure regarding entities mentioned on pages 112-115 makes clear the extent to which they are involved with competitive technology.

Response:                                         In response to this comment, the Company has revised page 32 of Submission No. 2.

We are required to maintain high levels of inventory, page 33

17.                               Please briefly highlight in this risk factor the amount and reasons for the 2013 and 2014 inventory write downs.

Response:                                         In response to this comment, the Company has revised page 35 of Submission No. 2.

Our business is subject to extensive government regulation, page 36

18.                               Refer to the last sentence beginning on page 36.  Please clarify whether the reforms if adopted in their current form would subject your product to reassessment.

Response:                                         The Company advises the Staff that as of the date of this letter, the European Commission’s proposal for Medical Device Regulation remains within the EU legislative process and is subject to possible amendment.  Thus, while the Company believes that these reforms, if adopted in their current form, would likely require reassessment of the Company’s product, the actual impact on the Company’s product remains uncertain unless and until the adoption of a final regulation.

Sales of a substantial number of shares of our common stock, page 45

19.                               The first sentence of the last paragraph of this risk factor indicates you have more outstanding shares than disclosed as outstanding on page 7.  Please clarify.

Response:                                         In response to this comment, the Company has revised pages 48, 142, 149, 150 and 155 of Submission No. 2.

September 16, 2014

Special Note Regarding Forward-Looking Statements, page 49

20.                               Please tell us the purpose of the last two sentences of this section.  Are you seeking to incorporate future disclosure by reference?  If so, please tell us the authority on which you rely to do so.

Response:                                         In response to this comment, the Company has revised Submission No. 2 to remove the sentences referenced in the Staff’s comment.

Market, Industry and Other Data, page 51

21.                               Please tell us whether you commissioned any of the third-party data presented in your document.  Include in your response whether the Medtronic survey that you highlight on page 2 is publicly available.

Response:                                         The Company advises the Staff that the Company did not commission any of the third-party data present in Submission No. 2.  The Company further advises the Staff that the Medtronic survey referenced on page 3 of Submission No. 2 is publicly available for nominal cost.

Use of Proceeds, page 52

22.                               Please disclose the portion of the proceeds that you intend to use for each of the purposes mentioned in the second paragraph on page 52.  Please disclose the amount of additional funds that you currently believe are necessary for regulatory approval and completing commercial launch, addressing each separately.  See the requirements of Instruction 3 to Regulation S-K Item 504.

Response:                                         In response to this comment, the Company has revised page 54 of Submission No. 2.

Capitalization, page 53

23.                               Please revise your capitalization table to remove cash and cash equivalents and short- term investments as these items are not part of your capitalization.

Response:                                         The Company respectfully submits to the Staff that the cash, cash equivalents and short-term investments information is relevant to an investor’s assessment of the Company’s current and pro forma capitalization, especially in light of the capital resources necessary to fund its regulatory approval and commercialization efforts as prominently disclosed in the prospectus.  However, to avoid confusion, the Company has revised page 56 of Submission No. 2 to clearly separate the cash and cash equivalents and short-term investments information from the capitalization information.

September 16, 2014

Management’s Discussion and Analysis, page 60

Critical Accounting Policies, Significant Judgments and Use of Estimates, page 62

Revenue, page 62

24.                               We note that for the majority of sales when the product is delivered at the point of implantation at hospitals or medical facilities, you recognize revenue upon authorization and completion of the procedure.  We also note that for remaining sales directly to hospitals and medical facilities, you recognize at the time of shipment of the product. Please clarify why some hospital and medical facility revenues are recognized upon authorization and completion of the procedure and other hospital and medical facility revenues are recognized upon delivery. Revise your disclosures as appropriate to clarify.

Response:                                         In response to this comment, the Company has revised page 64 of Submission No. 2 to clarify that the Company recognizes revenue at the time of shipment for sales directly to hospitals and medical facilities when such sales are made from the Company’s distribution center.

Inventory Valuation, page 62

25.                               We note the significance of your inventory write-downs during the year ended December 31, 2013.  Please explain to us the specific facts and circumstances that resulted in the significant increase in inventory write-downs during 2013 and discuss how you determined the amount of inventory to write-off.  Please also revise the filing to enhance the discussion of this critical accounting estimate to explain the significant estimates and assumptions involved in determining the appropriate inventory valuation. Please also discuss how accurate your inventory valuation estimates and assumptions have been in the past, how much those estimates and assumptions have changed in the past, and whether the estimates and assumptions are reasonably likely to change in the future.

Response:                                         In response to this comment, the Company has revised page F-11 of Submission No. 2.

The Company also advises the Staff that, in preparing to market and sell the Company’s product, the Company estimates future market demand, and has components manufactured to meet estimated sales requirements.  In addition, the Company’s inventory is sterilized as a part of the manufacturing process, which sterilization has a finite lifespan.  The Company determined that during 2013, due to lower expected utilization rates than previously estimated, its inventory balance for certain components was likely to be in excess of sales requirements during the sterilization lifespan of such inventory.  The Company also periodically evaluates inventory quantities in consideration of actual loss experience. As a result of these evaluations, for the year ended December 31, 2013, the Company recognized a total write down of $1.1 million for Senza inventories.

September 16, 2014

Stock-Based Compensation, page 63

26.                               In order to assist us in evaluating your stock-based compensation, please provide to us the following information about each issuance of stock options in the twelve month period preceding, and the period subsequent to, the most recent balance sheet date:

•                                          Number of shares issued or issuable in the grant;

•                                          Purchase price or exercise price per share;

•                                          Any restriction or vesting terms;

•                                          Management’s fair value per share estimate;

•                                          How management determined the fair value estimate;

•                                          Nature of any relationship between the recipient and the company;

•                                          Nature and terms of any concurrent transactions with the recipient; and

•                                          Amount of any recorded compensation element.

When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range.  We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:                                         In response to this comment, the Company has revised page 68 of Submission No. 2.

In addition, the Company advises that Staff that in June 2014, the Company decided to pursue an IPO. As a result, in connection with the preparation of the Company’s interim consolidated financial statements included in the prospectus, and in preparing for the proposed IPO, the Company reexamined the estimated fair value of its common stock associated with stock option grants in April 2014 for financial reporting purposes.  The Company’s Board of Directors granted options to purchase common stock on April 28, 2014 with each option having an exercise price of $0.15 per share. In establishing this exercise price, the Board of Directors considered input from the Company’s management, including the previously issued valuation of the Company’s common stock which was performed on February 28, 2014 that determined the fair value of common stock based on a market approach.  The Board of Directors also considered various objective and subjective factors, including:

•                  the continued lack of liquidity of the common stock as a private company;

•                  the rights, preferences and privileges of the Company’s preferred stock as compared to those of its common stock, including the liquidation preferences of the preferred stock;

•                  the impact of significant ongoing expenses associated with research and development and ongoing activities involved in the preparation to file a PMA for Senza with the FDA; and

•                  the likelihood of achieving a liquidity event for holders of the Company’s common stock, such as an IPO or sale of the Company, given its stage of development and prevailing market conditions.

September 16, 2014

At the time of the April grants, the Company’s Board of Directors determined that, at the grant date, the collective effect of these events and circumstances did not indicate a significant change in the fair value of the Company’s common stock. Based on these factors, the Company’s Board of Directors determined that the fair value of the common stock on April 28, 2014 was $0.15 per share. In preparation for submitting the Draft Submission with the Commission in connection with this offering, the Company evaluated whether or not in retrospect the value of the common stock on April 28, 2014 was appropriate. The Company determined that in retrospect, the valuation of the common stock as determined on June 30, 2014 of $0.42 per share provided a closer approximation of the fair value of the common stock, which was used in the calculation of stock-based compensation expense for financial reporting purposes for the April 2014 stock option awards.

The Company confirms that, if applicable, it will advise the Staff of significant reasons for any material differences between the Company’s last fair value determination and the midpoint of the estimated IPO price range once such estimated IPO price range becomes available.

27.                               Further to the above, please explain to us why the estimated fair value of your common stock per share used to determine stock-based compensation expense has remained unchanged from January 31, 2013 through January 16, 2014 despite what appears to be continued development of the underlying business.

Response:                                         In preparing to submit the Draft Submission, the Company performed a review to determine whether the value of its common stock on each grant date since January 1, 2013 was different than $0.15.  The Company believes that in some instances, as a company approaches an IPO, the market value of such company’s common equity on a retrospective basis may be adjusted to reflect an increase in value during the 12 months prior to the filing or submission of an IPO registration statement, as presumably the common stock value of such a company has increased over that time period.  The Company therefore reviewed the corporate events during the corresponding time period to determine if any events had a substantive impact on the value of the Company’s common stock over such time period.

The Company announced in February 2013 the publication of six-month safety and efficacy data from a European study evaluating the Senza system in patients with predominant back pain.  In March 2013, the Company completed the enrollment in its SENZA-RCT U.S. pivotal study evaluating the Senza system in patients with leg and back pain, and the Company received the clinical data from this trial in April 2014.  Because there was no further enrollment of patients between March 2013 and February 2014, and because the Company did not know the results of the SENZA-RCT study until after the valuation date in February 2014, the Company does not believe that the value of its common stock was effected during this period by its clinical trial activity.

September 16, 2014

In determining the enterprise value of the Company in February 2013, the valuation model used the OPM backsolve based on the price of the concurrent sale of Series C redeemable convertible preferred stock at $0.463 per share.  After allocating the enterprise value to the various classes of outstanding stock based on the different rights and preferences (assuming no conversion of preferred stock into common stock), the common stock value of the Company was determined to be $0.15 per share.  The valuation model also compared the enterprise value derived using a market approach model, which determined that the enterprise value derived from using a market approach based on projected future revenues would be equivalent to the value provided by the backsolve method.

In determining the enterprise value of the Company in February 2014, the model used the market approach to determine the enterprise value based on a comparison of the market multiples of comparable public company’s enterprise values to revenue multiples applied to a projection of the estimated future revenues.  After allocating the enterprise value to the various classes of outstanding stock based on the different rights and preferences (assuming no conversion of preferred stock into common stock), the common stock value of the Company was determined to be $0.15 per share.

Furthermore, as of December 31, 2012 and December 31, 2013, the Company had cash and investments of $30.6 million and $56.5 million, respectively.  During the year ended December 31, 2013, the Company raised approximately $47.7 million through the sale of Series C redeemable convertible preferred stock, and used approximately $21.1 million to fund operating activities, primarily as a result of the net loss in fiscal 2013 of $26.0 million.  Due to the decrease in the cash balance between the two valuation dates, and the increase in enterprise value due to continued progress in developing the business, the total equity value and the value of the common stock (assuming no conversion of the preferred stock to common stock) remained relatively flat for the period from February 28, 2013 to February 28, 2014.

Common Stock Valuations, page 64

28.                               The valuations disclosed in the penultimate paragraph on page 65 appear to be the valuations determined by the “independent third-party” mentioned in the first bullet point on page 64.  If so, please name the third party and file its consent.  Otherwise, please revise to remove any implication that the February 2013 and 2014 valuations mentioned in the penultimate paragraph on page 65 are the February 2013 and 2014 valuations mentioned in the first bullet point on page 64.

Response:                                         In response to this comment, the Company has revised page 67 of Submission No. 2.

September 16, 2014

Business, page 77

29.                               Please disclose in this section the name and any relationship with the customer that accounted for 14% of your revenue according to the first paragraph on page F-10.  Also tell us whether that customer was one of the two customers addressed in the last full sentence on page F-9.

Response:                                         In response to this comment, the Company has revised page 102 of Submission No. 2.  The Company confirms that such customer is one of the two customers addressed in the last full sentence on page F-10 of Submission No. 2.

Clinical Data, page 83

30.                               We note your reference to “pending publication” in your table on page 84.  With a view toward understating your analysis of the relevance of Section 5 of the Securities Act, please tell us when you expect that the publication will appear.

Response:                                         The Company advises the Staff that the above-referenced “pending publication” refers to the pending publication of results from the Company’s pivotal SENZA-RCT U.S. study in a peer-reviewed academic journal that has an audience of medical professionals, academics and researchers in the relevant medical field. The Company does not exercise any control with respect to the publisher’s decision to publish such results in such journal or, if published, the timing of publication.  As of the date of this letter, the Company has not been advised that the study results have been accepted for publication by any academic journal.

The Company respectfully submits to the Staff that the submission of study data for publication in peer-reviewed academic journals is undertaken as a matter of ordinary course by companies in the pharmaceutical, biotechnology and medical device industries, wholly independent of any possible offering of securities to the public.(2)  In fact, as noted on page 86 of Submission No. 2, previous results of the Company’s clinical studies have been accepted for publication.  Such publication is sought in order to document scientific and clinically meaningful data and achievements within the field, as well as for dissemination of clinically relevant information for the benefit of physician treatment of patients.  Notably, the principal expected audience for the peer-reviewed academic journal in which the Company expects publication is neither the general public nor the investment community.  Accordingly, the Company does not believe that the publication of clinical data, such as the results of the Company’s pivotal SENZA-RCT U.S. study, in a peer-reviewed academic journal in the ordinary course of business implicates Section 5 of the Securities Act.

(2)  Please also see Footnote 122 to SEC Release No. 33-8591 (Securities Offering Reform), which states that “…ordinary factual business communications that an issuer regularly releases are not considered an offer of securities.”

September 16, 2014

Communicate what we believe is the compelling clinical efficacy, page 96

31.                               We note your disclosure on page 1 that your FDA submission did not include a superiority analysis.  If the FDA clears your product for marketing, please tell us whether under applicable FDA regulations you believe you will be able to market your product as superior.

Response:                                         The Company advises the Staff that it has submitted to the FDA as part of its PMA the clinical study results from SENZA-RCT, including its post-hoc statistical superiority analysis.  The Company notes that the reference on page 1 of Submission No. 2 regarding its statistical analysis plan was submitted to the FDA prior to the date of its PMA submission.  The Company cannot speculate as to whether the FDA, on the basis of the Company’s post-hoc superiority analysis, will approve a product labeling that will allow for a claim of superiority.  However, if approved by the FDA, the Company believes it can rely upon existing FDA regulations to include in its marketing efforts the results of its pivotal study, which, based on the post-hoc analysis, support the superiority of HF10 therapy as to certain of the study endpoints.

Patents, Trademarks and Proprietary Technology, page 101

32.                               Please disclose when your patents expire.

Response:                                         The Company respectfully acknowledges the Staff’s comment and submits that its current disclosure on page 103 of Submission No. 2 sets forth a range specifying the year in which the earliest and the latest of its patents to expire.  The Company further submits that specifying each of its 26 patent expiration dates will not add any material information to an investor’s understanding of the Company’s intellectual property protection and will consist of a lengthy disclosure which would not provide any useful information to investors.

The Mayo License, page 101

33.                               Please disclose the significance and effect of the licensed patents versus the patents you own.

Response:                                         In response to this comment, the Company has revised page 104 of Submission No. 2 to indicate that it does not believe a termination of the referenced in-license will have an adverse effect on its ability to commercialize its neuromodulation system.  The Company advises the Staff that it expects that, in the event of a termination of its in-license, it would expect to rely on its proprietary patent portfolio to protect its intellectual property.

34.                               Please revise clause (1) in the last paragraph of this section to disclose when the last of the licensed patents expire.

Response:                                         In response to this comment, the Company has revised page 104 of Submission No. 2.

September 16, 2014

Manufacturing and Supply, page 102

35.                               We note your disclosure in the last paragraph on page 102 that “in the United States” you are required to manufacture your products in compliance with the Quality System Regulation.  Please clarify whether you mean that only your United States manufacturing activity must comply with the regulation or whether all manufacturing of your products sold in the United States must comply with the regulation.

Response:                                         In response to this comment, the Company has revised page 104 of Submission No. 2.

International, page 107

36.                               Please clarify what you mean by “R&TTE” and how it is relevant to your business.

Response:                                         In response to this comment, the Company has revised page 110 of Submission No. 2.

Facilities, page 111

37.                               We note your facility “for implantation purposes.”  Please tell us whether your device is implanted in patients in your facility.

Response:                                         The Company advises the Staff that the reference to “implantation purposes” was erroneous, and that the Company has revised page 113 of Submission No. 2 to remove such reference.

Executive Officers, page 112

38.                               Refer to your disclosure of “Executive Officers” as separate from “Significant Employees.” Please note that Rule 405 defines “executive officer” to include your vice president in charge of sales, administration or finance and any other business unit, division or function.  Please ensure that your prospectus includes all required disclosure about all individuals who are within this definition of executive officer.

Response:                                         The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the determination of executive officers was made in the judgment of the Company’s Board of Directors in light of the facts and circumstances regarding the Company’s management team and responsibilities, and the substantive operational reality of the Company.  As of the date of this letter, the Company has only approximately 115 employees who are principally located in a single facility, the Company’s headquarters in Menlo Park, California, where each of the three executive officers is also located.  Given this relatively small work force, the executive officers designated by the Board of Directors make all policy and material operating decisions for the Company.  The other members of the Company’s management team, including team members with the title of vice president, support the implementation of the policies and decisions made by the Company’s executive officers but do not have policy authority over any of the functions designated in Rule 405.

September 16, 2014

Director Compensation, page 120

39.                               Refer to the last sentence on page 120.  Please confirm that you will disclose the terms of the compensation program before the registration statement is effective.

Response:                                         In response to this comment, the Company has revised pages 123-124 of Submission No. 2.

Terms and Conditions of Employment Agreement with Michael DeMane, page 123

40.                               Please clarify, if true, that you have agreed to make the severance payments and provide the other “constructive termination” benefits to Mr. DeMane if shareholders choose not to reelect Mr. DeMane to your board of directors.

Response:                                         The Company advises the Staff that, prior to effectiveness of the Registration Statement:

•                  the Company intends to enter into a new employment agreement with Mr. DeMane that succeeds and replaces his existing offer letter, and

•                  the Company undertakes to update the Registration Statement with appropriate disclosure regarding such new employment agreement, and to file such agreement as an exhibit, prior to the effectiveness of the Registration Statement.

Principal Stockholders, page 139

41.                               Please tell us why footnote 11 does not include any of the options mentioned on page 120.  Also clarify the terms of the repurchase option.

Response:                                         In response to this comment, the Company has revised page 147 of Submission No. 2.  The Company advises the Staff that the option referenced on page 123 of Submission No. 2 was exercised in full and therefore is included in the footnote on page 147 of Submission No. 2.

Description of Capital Stock, page 143

42.                               Please provide the disclosure required by Regulation S-K Item 201(b)(1).  Also, provide us your analysis of whether a class of your stock must be registered pursuant to Section 12(g) of the Exchange Act.

Response:                                         In response to this comment, the Company has revised page 144 of Submission No. 2.  For clarity, the Company advises the Staff that, as disclosed on page 144 of Submission No. 2, the Company’s outstanding stock is presently held by a number of stockholders of record which is far below the threshold set forth in Section 12(g) to require registration under the Exchange Act.

September 16, 2014

Underwriting, page 155

43.                               Please provide more specific information regarding the relationships with the underwriters mentioned in the first sentence of the penultimate paragraph on page 159.

Response:                                         In response to this comment, the Company has revised the disclosure on page 164 of Submission No. 2.

44.                               We note the last sentence of the penultimate paragraph on page 159.  Please provide the disclosure required by Regulation S-K Item 508(j).  Also please disclose the extent to which the activity you mention in that sentence may be restricted by Regulation M.

Response:                                         In response to this comment, the Company has revised the disclosure on page 160 of Submission No. 2.

General, page 159

45.                               Please provide us your analysis of how the penultimate sentence of this subsection is consistent with Section 14 of the Securities Act.

Response:                                         In response to this comment, the Company has revised the disclosure on page 164 of Submission No. 2.

Unaudited Pro Forma Balance Sheet Information, page F-8

46.                               We note that your convertible preferred and redeemable convertible preferred stock automatically converts into common stock upon the closing of an offering of at least $50 million at a price in excess of $1.1575 per share.  Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect to meet such conditions.  If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Response:                                         In response to this comment, the Company has revised page F-8 of Submission No. 2 to clarify that the automatic conversion will be obtained by the requisite vote from its preferred stockholders.  In this regard, the Company notes for the Staff its disclosure on pages 8, 10, 55 and 58 of Submission No. 2.

Recent Sales of Unregistered Securities, page II-2

47.                               Please clarify which transactions you believe were exempt from registration in reliance on Regulation D, and tell us when you filed the Form D related to those transactions.

Response:                                         In response to this comment, the Company has revised page II-2 of Submission No. 2.  In addition, the Company notes that it filed a Form D with the Commission on July 28, 2011 relating to transaction 2 on page II-2 of Submission No. 2.

September 16, 2014

Exhibits

48.                               Please reconcile the date of exhibit 10.3 with the date of the agreement mentioned on page 103.

Response:                                         In response to this comment, the Company has revised the exhibit index of the draft Registration Statement.

49.                               Please file as exhibits the voting agreement, the stockholders agreement and the investor rights agreement mentioned on pages 116, 138 and 143, respectively.

Response:                                         In response to this comment, the Company advises the Staff that the Company has revised Submission No. 2 to refer to the stockholders agreement, which the Company has filed as an exhibit with Submission No. 2, and the registration rights agreement, which was filed as Exhibits 10.6(a) and 10.6(b).

50.                               Please file the exhibits missing from exhibit 10.12.

Response:                                         The Company advises the Staff that Exhibit 10.12 is the offer letter by the Company to Mr. DeMane, and that, prior to effectiveness of the Registration Statement, the Company intends to enter into a new employment agreement with Mr. DeMane that supercedes and replaces Exhibit 10.12.  The Company undertakes to update the Registration Statement with appropriate disclosure regarding such new employment agreement, and to file such agreement as an exhibit, prior to the effectiveness of the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

of LATHAM & WATKINS LLP

CC:                          Michael DeMane, Nevro Corp.
Andrew H. Galligan, Nevro Corp.
Michael W. Hall, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP